SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni’s Board of Directors: Approval of the first tranche of the provision in place of 2025 dividend: € 0.26 per share

•	Eni: results for the second quarter and half year 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: July 25, 2025

Eni’s Board of Directors

Approval of the first tranche of the provision in place of 2025 dividend: € 0.26 per share

San Donato Milanese, 24 July 2025 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the first of the four tranches of the provision in place of the 2025 dividend1 from Eni S.p.A. available reserves of € 0.26 (compared to a total annual provision, in place of the dividend, equal to € 1.05) per share outstanding at the ex-dividend date as of 22 September 20252, payable on 24 September 20253, as resolved by the Shareholders’ Meeting of 14 May 2025.

Holders of ADRs, outstanding at the record date of 23 September 2025, will receive € 0.52 per ADR, payable on 7 October 20254, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

1 Coupon No. 51.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 23 September 2025 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Eni: results for the second quarter and half year 2025

•	Our resilient strategy and strong execution resulted in excellent Q2 ‘25 results despite commodity and currency headwinds. FY ’25 outlook raised and shareholder distributions confirmed.
•	Company flexibility and optionality enabled over €1 bln of cash initiatives to mitigate scenario impacts during this quarter; annual cash benefit target raised to €3 bln versus prior €2 bln.
•	Progress continued in realizing value from Eni’s distinctive satellite model through:
o	20% investment in Plenitude by Ares, with implied enterprise value of €12 bln.
o	Exclusivity agreement signed with GIP for CCUS JV.
o	New upstream satellite JV with Petronas on track to close around the end of year, establishing a world-class, gas-focused player across Indonesia and Malaysia.
•	Major strategic step to enter the Argentina LNG project agreement with YPF to develop 12 mln tons/year as part of Eni’s strategy to expand its gas/LNG business.
•	Group proforma leverage at 10%, an historical low due to portfolio optionality, capital discipline and cash initiatives.

San Donato Milanese, July 25, 2025 - Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the second quarter and first half 2025. Eni CEO Claudio Descalzi said:

“Eni’s consistent strategic focus has produced excellent results in Q2 ’25. The economic environment remains challenging, but Eni’s business model is strong and flexible. Strict financial discipline, a stronger portfolio, and low breakeven projects support this resilience and ensure a self-funded growth strategy. At the same time, we continue to deliver value for shareholders while keeping the balance sheet stronger than ever.

In this quarter, we have continued to deliver both growth and value in all our businesses. In our transition-related satellites, we agreed to a 20% investment by Ares in Plenitude and established a new JV with GIP for our CCUS. Meanwhile in our upstream, we are on track to launch the Eni-Petronas satellite, focused on extracting value from gas resources in Indonesia and Malaysia. Additionally, the expected sanctioning of the world-class Argentina LNG project marks another milestone in the expansion of our global LNG activity. Finally, we have identified additional cash initiatives that will generate around €3 bln of cash contribution over the year.

Our operational performance delivered €2.7 bln of proforma adjusted EBIT, €1.13 bln of adjusted net profit and €2.8 bln of adjusted cash flow, largely exceeding funding requirements for capex of €2 bln. Despite currency headwinds, we maintained proforma leverage at 0.10 at the low end of our stated range. Looking ahead, we believe our strong financial position, unique and differentiated strategy and ability to be flexible and agile, mean we are well positioned to navigate the current market volatility and continue to deliver leading shareholders’ returns.”

Key operating and financial results

Q1			Q2			IH
2025			2025	2024	% Ch.	2025	2024	% Ch.
1,647	Hydrocarbon production	kboe/d	1,668	1,712	(3)	1,658	1,726	(4)
4.1	Installed capacity from renewables at period end	GW	4.5	3.1	45	4.5	3.1	45
3,681	Proforma adjusted EBIT (a)	€ million	2,681	4,107	(35)	6,362	8,223	(23)
2,600	subsidiaries		1,889	3,185	(41)	4,489	6,212	(28)
1,081	main JV/Associates (b)		792	922	(14)	1,873	2,011	(7)
	Proforma adjusted EBIT (by segment) (a)
3,308	E&P		2,422	3,591	(33)	5,730	6,983	(18)
473	Global Gas & LNG Portfolio (GGP) and Power		387	356	9	860	709	21
336	Enilive and Plenitude		262	278	(6)	598	704	(15)
(334)	Refining and Chemicals		(193)	(193)		(527)	(246)	(114)
(102)	Corporate, other activities and consolidation adjustments		(197)	75		(299)	73
2,749	Adjusted net profit before taxes (a)		2,200	3,418	(36)	4,949	6,544	(24)
1,412	Adjusted net profit (loss) (a)(c)		1,134	1,519	(25)	2,546	3,101	(18)
1,172	Net profit (loss) (c)		543	661	(18)	1,715	1,872	(8)
3,414	Cash flow from operations before changes in working capital at replacement cost (a)		2,775	3,907	(29)	6,189	7,803	(21)
2,385	Net cash from operations		3,517	4,571	(23)	5,902	6,475	(9)
1,885	Organic capital expenditure (d)		2,029	2,126	(5)	3,914	4,116	(5)
10,334	Net borrowings before lease liabilities ex IFRS 16		10,198	12,113	(16)	10,198	12,113	(16)
57,269	Shareholders' equity including non-controlling interest		53,405	55,219	(3)	53,405	55,219	(3)
0.18	Leverage before lease liabilities ex IFRS 16		0.19	0.22		0.19	0.22
0.12	Proforma leverage (e)		0.10			0.10

(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 18 and subsequent.

(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 24.

(c) Attributable to Eni's shareholders.

(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

(e) Calculated including the transactions agreed but yet to be closed at the reporting date.

Strategic and financial highlights

Leading E&P expertise and project management capabilities driving sustained growth

•	Q2 ’25 production was down 2.6% y-o-y as a result of portfolio activity but up, counter-seasonally, 1.3% sequentially, confirming the trend of underlying growth expected through the year.
•	In April, Azule Energy (Eni 50%) announced a light-oil discovery at the Capricornus 1-X well, offshore Namibia. In July, Azule also revealed a gas discovery at the Gajajeira-01 well, offshore Angola.
•	Framework for a world-class, self-funded JV agreed between Eni and Petronas, combining two portfolios in Indonesia and Malaysia, targeting long-term production of 500 kboe/d and 50 TCF of low-risk exploration potential.
•	Agreement signed between Eni and YPF to develop the 12 mln tons/year Argentina LNG project, developing gas from the Vaca Muerta formation. In a phased approach, expected to export up to 30 mln tons/year of LNG by 2030.
•	In May, Eni started production from the Merakes East gas field in the Kutei basin, offshore Indonesia, within just two years from FID. In June, Vår Energi (Eni 63%), started production at the Balder-X field in the North Sea.

Growth of energy transition businesses

•	Installed renewable capacity reached 4.5 GW, up 45% y-o-y. Bio-refining capacity stands at 1.65 MTPA, with 1 MTPA under development.
•	In June, Plenitude submitted a binding offer to acquire Acea Energia growing its customer base by over 10%.

Restructuring of challenged businesses on-track, leveraging on our technological lead

•	Versalis closed its loss-making cracking units in Brindisi in March and Priolo in July, ahead of the original plan. Start of reconversion phase to the manufacture of decarbonized products.
•	Construction work started at the Livorno hub to convert it into a biorefinery.

Significant value realization from investment in our transition businesses

•	20% investment by Ares in Plenitude, contributing €2 bln of cash to Eni based on an enterprise value of the satellite greater than €12 bln.
•	Creation of a new, financially independent company, jointly controlled by Eni and GIP, to operate and fund our CCUS business.
•	In IH ’25 approximately €3.8 bln cash realized from third-party investments into Enilive and Plenitude.

Portfolio and cash mitigation measures to preserve leverage, deliver value and generate sustainable shareholders’ returns

•	Over €1 bln of cash mitigation measures delivered in Q2’25 to counterbalance commodity and currency headwinds.
•	Proforma leverage of 10% aided by transition valorization, portfolio management and spending optimizations.
•	In Q2 ‘25, €0.76 bln of cash returned to shareholders and 2025 buy-back program started (€0.28 bln).

Solid results underpinned by strength of business model, financial discipline, and high-quality portfolio, ensuring resilience against macro headwinds

•	Q2 ‘25 Group proforma adjusted EBIT of €2.68 bln, resisting the significant impact of weaker commodity prices and a falling USD. Performance supported by several self-help measures including cost efficiencies, volume growth and favorable mix effects. The Group generated €1.13 bln adjusted net profit with a Group tax rate of 46.6%.
•	In Q2 ‘25:
-	E&P generated €2.42 bln of proforma adjusted EBIT (down 27% sequentially and 33% y-o-y). Positive effects from both rising contribution of low breakeven projects and self-help initiatives helping to offset an adverse scenario (-20% Brent prices; +5% appreciation in the EUR/USD rate).
-	GGP and Power reported proforma adjusted EBIT of €0.39 bln (up 9% y-o-y) reflecting continued value maximization from the gas portfolio and positive renegotiation and settlement outcomes.
-	Enilive generated €0.13 bln of proforma adjusted EBIT (€0.2 bln EBITDA), almost flat compared to the Q2 ’24. The positive performance of marketing activities was offset by the negative impact of deteriorated bio margins. Plenitude reported a proforma adjusted EBIT of €0.13 bln (€0.3 bln EBITDA), lower than the same quarter of 2024.
-	Refining was close to breakeven, with a sequential improvement due to improved product crack spreads and plant utilization rates. The Chemicals business reported a loss of €0.18 bln amidst a prolonged downturn of the European sector but began showing some improvements due to the early effects of the restructuring plan.
-	Adjusted cash flow before working capital was €2.78 bln, significantly covering gross capex of €2.03 bln (down 5% y-o-y). The resulting organic free cash flow of €0.75 bln, additional cash-in due to several initiatives addressing working capital, and the proceeds from the portfolio management of about €0.6 bln, mainly relating to the closing of the second 5% tranche of the KKR investment in Enilive, funded €1 bln of cash returns to shareholders, comprising the fourth instalment of the 2024 dividend for €0.76 bln and share repurchases of €0.28 bln as the 2025 buy-back program began. Net borrowings decreased by about €0.14 bln to €10.2 bln from March 31, 2025.

Outlook 2025

Eni is raising its FY ’25 CFFO outlook and confirming cash returns to shareholders despite the headwinds of lower commodity prices and a weaker USD.

Specifically we are:

•	Raising the Group’s expected CFFO before working capital adjustments to circa €11.5 bln at the updated scenario[1]. This represents a €0.5 bln underlying improvement on the original Plan guidance.
•	Raising to around €3 bln from €2 bln the level of cash initiatives and other self-help measures aimed at mitigating the scenario effects.
•	Raising the FY projection of GGP’s proforma adjusted EBIT to around €1 bln (from a previous €0.8 bln) thanks to better than anticipated outcome from renegotiations and settlements, and portfolio optimizations.

In addition we:

•	Confirm FY gross capex expected to be below €8.5 bln, down from an initial guidance of below €9 bln; net capex is seen below €6 bln from an initial guidance of €6.5-7 bln.
•	Continue to expect oil and gas production at 1.7 mln boe/d, in line with original assumptions. Q3 production is seen at between 1.7 and 1.72 mln boe/d.
•	Confirm Enilive and Plenitude outlook:
o	FY proforma adjusted EBITDA respectively of around €1 bln and above €1.1 bln;
o	End of year installed renewable capacity projected at more than 5.5 GW (Plenitude @100%); biorefinery capacity at 1.65 MTPA plus 1 MTPA under construction.

Robust balance sheet and leverage continue to be expected to be within the Plan stated range.

•	Leverage at year-end expected between 0.15 - 0.2 on a proforma basis.

Confirmed the planned shareholders returns for 2025, featuring a 5% dividend increase to €1.05 per share and the execution of a buy-back program of at least €1.5 bln.

•	The first tranche of the 2025 dividend of €0.26 per share is set to be paid on September 24, 2025 (record date September 23).

1 The Q2 outlook was based on the following assumptions for the FY ’25: Brent price at 70 $/bbl (65 $/bbl in Q1 outlook), TTF spot gas price at €40/MWh, SERM refining margin at $4 per bbl, EUR/USD exch. rate at 1.1.

Business segments: operating and financial results

Exploration & Production

Production and prices

Q1			Q2			IH
2025			2025	2024	% Ch.	2025	2024	% Ch.
75.66	Brent dated	$/bbl	67.82	84.94	(20)	71.74	84.09	(15)
1.052	Average EUR/USD exchange rate		1.134	1.077	5	1.093	1.081	1
1,647	Hydrocarbons production	kboe/d	1,668	1,712	(3)	1,658	1,726	(4)
786	Liquids	kbbl/d	825	777	6	805	787	2
4,502	Natural gas	mmcf/d	4,415	4,888	(9)	4,458	4,912	(9)
55.21	Average realizations ⁽ᵃ⁾	$/boe	50.81	57.03	(11)	52.99	55.64	(5)
69.72	Liquids	$/bbl	62.77	77.25	(19)	66.17	75.97	(13)
7.57	Natural gas	$/kcf	7.14	7.26	(2)	7.36	7.15	3

(a) Prices related to consolidated subsidiaries.

•	In Q2 ’25, hydrocarbon production averaged 1.67 mln boe/d, down by 3% compared to the previous year (1.66 mln boe in the IH ’25, down by 4%) mainly due to portfolio activity closed in 2024 in Nigeria, Alaska, Congo. Net of divestment effects, production was flat as organic production ramp-ups at projects in Côte d'Ivoire, Congo, Mexico and Italy, and the start of the Merakes East field through a tie-in with the Jangkrik FSU offshore Indonesia, offset mature fields declines. Sequentially, hydrocarbon production increased by 1.3% compared to Q1 ‘25. Start-ups in Indonesia and Norway, as well as the ramp-ups of organic projects in Côte d'Ivoire, Norway, Mexico and Australia were partially offset by lower gas nominations in Kazakhstan, upset in the Angola LNG plant participated by Azule Energy and mature fields declines.
•	Liquids production was 825 kbbl/d in Q2 ’25, up by 6% compared to Q2 ’24 (805 kbbl/d in the IH ’25, up by 2%). The organic growth in Côte d'Ivoire due to the start of Baleine Phase 2 and Mexico were offset by divestments and mature fields declines.
•	Natural gas production was 4,415 mmcf/d, down 9% compared to Q2 ’24 (4,458 mmcf/d in the IH ’25, down 9%). The divestments and mature fields decline were partly offset by organic growth in Congo (Marine XII), Italy (ramp-up of Argo/Cassiopea) and Indonesia.

Results

Q1			Q2			IH
2025	(€ million)		2025	2024	% Ch.	2025	2024	% Ch.
5,406	Upstream turnover		4,701	6,312	(26)	10,107	11,934	(15)
3,308	Proforma adjusted EBIT		2,422	3,591	(33)	5,730	6,983	(18)
1,078	of which: main JV/Associates		763	893	(15)	1,841	1,885	(2)
1,951	Operating profit (loss) of subsidiaries		1,495	1,417	6	3,446	3,745	(8)
279	Exclusion of special items		164	1,281		443	1,353
2,230	Adjusted operating profit (loss) of subsidiaries		1,659	2,698	(39)	3,889	5,098	(24)
2,456	Adjusted profit (loss) before taxes		1,957	2,937	(33)	4,413	5,476	(19)
46.5	tax rate (%)		45.9	55.0		46.2	54.3
1,313	Adjusted net profit (loss)		1,059	1,323	(20)	2,372	2,505	(5)
44	Exploration expenses:		42	115	(63)	86	186	(54)
44	prospecting, geological and geophysical expenses		42	40	5	86	81
	write-off of unsuccessful wells			75	..		105
1,439	Capital expenditure		1,336	1,320	1	2,775	2,885	(4)

Q1			Q2			IH
2025	Main JV/Associates		2025	2024	% Ch.	2025	2024	% Ch.
1,078	Adjusted operating profit (Eni's share)	(€ million)	763	893	(15)	1,841	1,885	(2)
597	of which: Vår Energi		412	579	(29)	1,009	1,192	(15)
232	Azule		218	258	(16)	450	571	(21)
328	Adjusted net profit		167	304	(45)	495	554	(11)
266	Total dividends		330	274	20	596	535	11
431	Hydrocarbon production	(kboe/d)	432	391	10	432	392	10

•	In Q2 ’25, Exploration & Production reported a proforma adjusted EBIT of €2,422 mln, down by 33% vs. Q2 ’24 due to lower realizations affected by a decrease in crude oil prices in USD (the Brent marker was down by 20%) as well as the appreciation of the EUR/USD exchange rate (up by 5%) which has reduced the operating profits of dollar-denominated subsidiaries. These decreases were partly offset by positive mix effects due to rising contribution of low breakeven projects following portfolio rationalization and self-help initiatives. In the IH ’25, proforma adjusted EBIT was €5,730 mln, down 18% compared to the IH ’24, due to the same drivers as for the Q2.

•	In Q2 ’25, the segment reported an adjusted net profit of €1,059 mln, decreasing by 20% compared to Q2 ’24 and includes the contribution from JVs and associates, in particular Vår Energi, Azule Energy and Ithaca Energy. Adjusted net profit was €2,372 mln in the IH ’25, a decrease of 5% y-o-y.
•	In Q2 ’25 the tax rate was around 46% (46% in the IH ’25) decreasing by approximately 9 percentage points compared to the same period of 2024 (down about 8 percentage points in the six months) mainly driven by a more favorable geographical mix of pretax profit.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In 2025 we have made important high value near-field discoveries in the UK (via Eni’s 37.2% owned associate Ithaca Energy), in Norway (via Eni’s 63% owned associate Vår Energi) and in Côte d'Ivoire. In April, Eni’s jointly participated Azule Energy (Eni 50%) confirmed a discovery at the Capricornus 1-X well, in Namibia's Orange basin, performing a successful production test across a light oil-bearing reservoir. Appraisal studies are ongoing. In July, Azule also announced a discovery on Angola’s first dedicated gas exploration well, Gajajeira-01.
•	In May, Eni started gas production at the Merakes East field, in East Sepinggan block (Eni 85%, operator) in the Kutei basin, offshore Indonesia, which will contribute up to approximately 18 kboe/d to Eni’s production. In June, Vår Energi announced first oil from the Balder X development, offshore Norway, with production expected to rise to approximately 80 kboe/d within 3 to 4 months.
•	In May, started workover activities off the Sankofa East field in Ghana. The drilling operations are close to the John Agyekum Kufour FPSO, as part of the broader Sankofa field’s development plan.
•	In June, Eni signed an agreement with YPF for the massive Argentina LNG (ARGLNG) project in the wake of the MoU signed the last April to define the milestones to reach a final investment decision to build gas production, treatment, transportation and liquefaction facilities, including installation of floating units, for a total capacity of 12 mln tons/y of LNG destined to international markets.
•	In June, Eni Congo launched the new Yasika logistics platform, a strategic infrastructure within the Congo LNG project. The platform, built to enhance the gas potential of the Marine XII permit, will support operations for the two floating liquefaction units: Tango FLNG (0.6 MTPA), which began production in December 2023, and Nguya FLNG (2.4 MTPA), scheduled to start up production by the end of 2025.
•	In June, Eni signed a framework agreement with Petronas to establish a jointly controlled venture to combine the two partners’ gas-rich assets of Indonesia and Malaysia, featuring two very complementary portfolios able to generate operational and financial synergies. In line with Eni’s satellite model of setting geographically focused, independent ventures, the new Company will be a financially self-sufficient entity which will develop the huge gas mineral potential of the combined portfolio to deliver in the medium term a sustainable production plateau of 500 kboe/d, targeting 50 TCF of low-risk exploration potential.
•	In July, Eni signed a new hydrocarbons contract with its partner Sonatrach for the exploration and development of the Zemoul El Kbar area. The contract, with a duration of 30 years, covers a development and exploration area of about 4,200 sq Km located approximately 300 km southeast of Hassi Messaoud, and also includes neighboring assets previously under separate contracts. This new agreement follows the recent award, in the context of 2024 Algeria Bid Round, of the Reggane II block to Eni in partnership with PTTEP.

Global Gas & LNG Portfolio and Power

Sales and production

Q1			Q2			IH
2025			2025	2024	% Ch.	2025	2024	% Ch.
48	Spot Gas price at Italian PSV	€/MWh	38	33	15	43	31	38
47	TTF		35	32	12	41	30	39
1	Spread PSV vs. TTF		3	2	68	2	2
	Natural gas sales	bcm
5.95	Italy		4.49	4.95	(9)	10.44	12.64	(17)
5.21	Rest of Europe		3.86	3.91	(1)	9.07	10.70	(15)
0.22	Importers in Italy		0.28	0.37	(24)	0.50	0.79	(37)
4.99	European markets		3.58	3.54	1	8.57	9.91	(14)
0.96	Rest of World		0.66	0.52	27	1.62	1.49	9
12.12	Worldwide gas sales (a)		9.01	9.38	(4)	21.13	24.83	(15)
2.8	LNG sales		2.8	2.2	27	5.6	4.9	14
	Power
5.41	Thermoelectric production	TWh	4.53	4.18	8	9.94	9.23	8

(a) Data include intercompany sales.

Global Gas & LNG Portfolio

•	In Q2 ’25, natural gas sales were 9.01 bcm, a decrease of 4% from the comparative period due to lower volumes sold in the wholesales segment. Sales in the European market were barely unchanged (3.58 bcm, up by 1% vs. Q2 ’24), as a consequence of higher sales in Benelux, Iberian Peninsula and the UK, partly balanced by lower sales in Turkey and Germany. In IH ’25, natural gas sales amounted to 21.13 bcm, down 15% vs the IH ‘24, mainly due to lower gas volumes marketed in Italy (down 17% or down 2.20 bcm vs. IH ’24) and in the European markets, in particular in Turkey (down 14% or down 1.34 bcm vs. IH ’24).

Power

•	Thermoelectric production amounted to 4.53 TWh in Q2 ’25, up by 8% with a higher plant utilization rate mainly to seize market opportunities (9.94 TWh in IH ‘25, representing an increase of 8% compared to the same period in 2024, due to the same drivers as of the quarter).

Results

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
5,590	Sales from operations	3,444	3,315	4	9,034	8,464	7
473	Proforma adjusted EBIT	387	356	9	860	709	21
310	GGP	321	334	(4)	631	659	(4)
10	of which: main JV/Associates	9	(9)	..	19	23	(17)
163	Power	66	22	..	229	50	..
773	Operating profit (loss) of subsidiaries	585	(566)	..	1,358	(684)	..
(310)	Exclusion of special items	(207)	931		(517)	1,370
463	Adjusted operating profit (loss) of subsidiaries	378	365	4	841	686	23
470	Adjusted profit (loss) before taxes	382	382		852	709	20
34.7	tax rate (%)	38.5	47.4		36.4	40.1
307	Adjusted net profit (loss)	235	201	17	542	425	28
12	Capital expenditure	25	30	(17)	37	45	(18)

•	In Q2 ’25, the Global Gas & LNG Portfolio business achieved a proforma adjusted EBIT of €321 mln, fractionally lower than the same period of 2024, which was supported by continuing value maximization from the gas portfolio and specific benefits relating to renegotiations and settlements. In IH ’25, proforma adjusted EBIT amounted to €631 mln, down by 4% compared to IH ’24.
•	The Power generation business reported a proforma adjusted EBIT of €66 mln, up by €44 mln from the same quarter of 2024, mainly due to a one-off gain relating to a contractual renegotiation. In IH ‘25, proforma adjusted EBIT was €229 mln, up by €179 mln compared to IH ‘24.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In July, Eni signed a long-term liquefied natural gas (LNG) supply agreement with Venture Global, covering the purchase of 2 MTPA for 20 years from 2030, expected start-up year of Phase 1 of CP 2 LNG, operated by Venture Global. The agreement is Eni’s first long term LNG supply from the United States and represents a milestone in Eni’s strategy to expand and diversify its global LNG footprint, enhancing portfolio flexibility in order to reach its target of 20 MTPA of contracted LNG supply by 2030.

Enilive and Plenitude

Enilive

Q1			Q2			IH
2025			2025	2024	% Ch.	2025	2024	% Ch.
	Enilive
702	Spread EU HVO UCO-based vs UCO	$/tonnes	852	668	28	777	700	11
482	Spread US RD (a) UCO-based vs UCO		444	877	(49)	463	959	(52)
292	Bio throughputs	ktonnes	274	328	(16)	566	676	(16)
79	Average bio refineries utilization rate	%	74	88	(16)	77	90	(14)
5.28	Total Enilive sales	mmtonnes	5.38	6.36	(15)	10.66	11.81	(10)
1.78	Retail sales		1.97	1.90	4	3.75	3.68	2
1.25	of which: Italy		1.40	1.34	4	2.65	2.60	2
2.88	Wholesales sales		2.83	3.79	(25)	5.71	6.96	(18)
2.27	of which: Italy		2.09	2.87	(27)	4.36	5.34	(18)
0.62	Other sales		0.58	0.67	(13)	1.20	1.17	3

(a) Renewable Diesel.

•	In Q2 ’25, bio throughputs were 0.27 mmtonnes, down by 16% y-o-y, mainly due to lower volumes processed at the Gela and Chalmette biorefineries following maintenance shutdowns. Throughputs were slightly down on a sequential basis mainly for opportunistic maintenance activity taken at Gela. In IH ‘25, bio throughputs decreased by 16% compared to the same period of 2024, following the same driver of the quarter.
•	In Q2 ’25, retail sales were 1.97 mmtonnes, up by 4% vs Q2 ‘24, due to the higher sales marketed in Italy, particularly gasoline and diesel. In IH ‘25, retail sales amounted to 3.75 mmtonnes, up by 2% vs. IH ‘24, following the same driver of the quarter.
•	In Q2 ’25, wholesales sales in Italy were 2.09 mmtonnes, a reduction of 27% y-o-y following lower product availability in specific geographical areas. A declining performance was also recorded in the IH ‘25 with 4.36 mmtonnes: down 18% vs. IH ‘24.

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
4,757	Sales from operations	4,779	5,525	(14)	9,536	10,739	(11)
172	Proforma adjusted EBITDA	209	208	0	381	464	(18)
95	Proforma adjusted EBIT	129	129		224	313	(28)
(15)	of which: main JV/Associates	(9)	(11)	18	(24)	(14)	(71)
121	Operating profit (loss) of subsidiaries	53	137	(61)	174	312	(44)
(19)	Exclusion of inventory holding (gains) losses	61	(2)		42	7
8	Exclusion of special items	24	5		32	8
110	Adjusted operating profit (loss) of subsidiaries	138	140	(1)	248	327	(24)
87	Adjusted profit (loss) before taxes	126	125	1	213	300	(29)
65	Adjusted net profit (loss)	76	75	1	141	201	(30)
149	Cash flow from operations before changes in working capital at replacement cost	176	198	(11)	325	433	(25)
(1,038)	Net borrowings	(1,264)	(482)	..	(1,264)	(482)	..
33	Capital expenditure	68	90	(24)	101	124	(19)

•	In Q2 ’25 Enilive reported a proforma adjusted EBIT of €129 mln, barely unchanged compared to the same period in 2024 (€224 mln in IH ’25, compared to €313 mln in IH ’24, down by 28%): the positive performance of marketing activities at our advanced network of service stations was offset by the impact of low biofuel margins, affected by oversupply pressuring spot HVO prices in EU.
•	Proforma adjusted EBITDA amounted to €209 mln, in line with the Q2 ’24 (€208 mln). In IH ’25 Enilive reported a proforma adjusted EBITDA of €381 mln, compared to a profit of €464 mln in IH ’24 (down by 18%).
•	However, since June, biorefining spreads in Europe have shown signs of recovery. This is creating favorable conditions for Enilive to capitalize on improved margins in the second half of the year, supported by seasonally higher demand from the network.

Plenitude

Q1			Q2			IH
2025			2025	2024	% Ch.	2025	2024	% Ch.
	Plenitude
138	Italian PUN Index GME	€/MWh	102	95	7	120	93	28
10.0	Retail and business customers at period end	mln pod	10.0	10.1	(1)	10.0	10.1	(1)
2.39	Retail and business gas sales to end customers	bcm	0.68	0.73	(7)	3.07	3.29	(7)
4.90	Retail and business power sales to end customers	TWh	4.09	4.14	(1)	8.99	8.78	2
4.1	Installed capacity from renewables at period end	GW	4.5	3.1	45	4.5	3.1	45
1.2	Energy production from renewable sources	TWh	1.5	1.2	23	2.7	2.3	17
21.5	EV charging points at period end	thousand	21.8	20.4	7	21.8	20.4	7

•	As of June 30, 2025, retail and business customers were slightly more than 10 mln (gas and electricity), in line compared to June 30, 2024.
•	Retail and business gas sales to end customers amounted to 0.68 bcm in Q2 ’25, with a 7% decrease compared to the same period of 2024, mainly due to lower retail customers and lower business segment customer base, mostly in Italy and France. In IH ‘25, gas sales amounted to 3.07 bcm, decreasing by 7% vs. the comparative period, mainly in Italy due to lower customer base and lower average consumptions.
•	Retail and business power sales to end customers were 4.09 TWh in Q2 ’25, down by 1% compared to Q2 ’24, mainly impacted by lower volumes marketed outside Italy. In IH ’25 power sales amounted to 8.99 TWh, benefitting from increasing customer portfolio in the domestic business segment.
•	As of June 30, 2025, the installed capacity from renewables was 4.5 GW reflecting the organic development in Spain, the USA, the UK and Italy and the acquisitions in the USA, Spain and Germany.
•	Energy production from renewable sources was 1.5 TWh in Q2 ’25, up by 23% year-on-year, mainly thanks to the start-up of organic projects and the contribution from acquired assets in operation (2.7 TWh in IH ’25, +17% vs. the comparative period).
•	As of June 30, 2025, EV charging points amounted to 21.8 thousand, up by 7% compared to 20.4 thousand as of June 30, 2024, thanks to network development.

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
3,718	Sales from operations	1,885	1,871	1	5,603	5,207	8
358	Proforma adjusted EBITDA	256	263	(3)	614	609	1
241	Proforma adjusted EBIT	133	149	(11)	374	391	(4)
34	Operating profit (loss) of subsidiaries	30	405	..	64	834	..
208	Exclusion of special items	94	(252)		302	(435)
242	Adjusted operating profit (loss) of subsidiaries	124	153	(19)	366	399	(8)
229	Adjusted profit (loss) before taxes	107	128	(16)	336	364	(8)
155	Adjusted net profit (loss)	68	77	(12)	223	242	(8)
363	Cash flow from operations before changes in working capital at replacement cost	217	226	(4)	580	526	10
2,792	Net borrowings	2,061	1,981	4	2,061	1,981	4
144	Capital expenditure	196	309	(37)	340	481	(29)

•	In Q2 ’25 Plenitude reported a proforma adjusted EBIT of €133 mln, down by 11% from the same period of 2024, reflecting weaker results on retail business partly balanced by the ramp-up in renewable installed capacity and related production volumes (in IH ’25 reported a proforma adjusted EBIT of €374 mln, a 4% reduction compared to a proforma adjusted EBIT of €391 mln in IH ’24).
•	Proforma adjusted EBITDA amounted to €256 mln, down by 3% vs Q2 ’24. In IH ’25 reported a proforma adjusted EBITDA of €614 mln, up by 1% compared to IH ’24 (€609 mln).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In May, Plenitude signed an agreement with Marelli, an automotive industry component supplier company, for the construction of three photovoltaic plants and an Energy Community. The plants will be located at Marelli’s production sites in Italy (Potenza, L’Aquila and Turin) with a total installed capacity of 5.4 MW. This initiative confirms Plenitude’s strategy of promoting Energy Communities as a key tool in the transition based on sharing renewable energy locally between producers and consumers.

•	In June, Eni signed an agreement with Ares Management Alternative Credit funds (“Ares”), affiliates of leading global alternative investment manager Ares Management Corporation (NYSE: ARES), for the sale of a 20% stake in the share capital of Plenitude, for a purchase price of approximately €2 bln, based on an equity value of the Company of €10 bln, corresponding to an enterprise value greater than €12 bln. The completion of the transaction is subject to the clearance by the competent authorities.
•	In June, Plenitude signed an agreement with Modine, a company specialized in thermal management systems and components, for the construction of a new solar power plant in Pocenia (Udine). With an installed capacity of 1.585 MWp, the plant is expected to generate approximately 1.8 GWh of electricity annually.
•	In June, Plenitude started operations at the Northern block of its Renopool photovoltaic plant, located in the Extremadura region (Spain), with an installed capacity of 130 MW. Once completed and starts operating at the end of 2025, Renopool will be the largest solar park built by the company globally, consisting of seven plants across two blocks with a total installed capacity of 330 MW. The Northern block, currently connected to the grid and consisting of three photovoltaic plants, is expected to generate over 265 GWh annually.
•	In July, Plenitude started the construction of Entrenúcleos, a new 200 MW photovoltaic project located in the province of Seville (Andalusia). The project is expected to produce more than 435 GWh of renewable energy annually.

Refining and Chemicals

Production and sales

Q1			Q2			IH
2025			2025	2024	% Ch.	2025	2024	% Ch.
	Refining
3.8	Standard Eni Refining Margin (SERM)	$/bbl	4.8	6.4	(25)	4.3	7.6	(44)
3.34	Throughputs in Italy on own account	mmtonnes	3.73	3.09	21	7.07	7.17	(1)
2.52	Throughputs in the rest of World on own account		2.65	2.73	(3)	5.17	5.03	3
5.86	Total throughputs on own account		6.38	5.82	10	12.24	12.20	0
74	Average refineries utilization rate	%	84	74		79	78
	Chemicals
0.80	Sales of chemical products	mmtonnes	0.72	0.76	(5)	1.52	1.62	(6)
54	Average plant utilization rate	%	47	46	2	51	52	(2)

Refining

•	In Q2 ’25, the Standard Eni Refining Margin averaged 4.8 $/barrel vs. 6.4 $/barrel in the comparative period mainly due to less favorable product crack spreads, pressured by weak demand, particularly in the industrial and construction sectors, overcapacity and competitive pressures from other geographies (4.3 $/barrel in the IH ‘25, representing a decrease vs. 7.6 $/barrel reported in IH ’24, mainly affected by the trend recovered in the Q1 ‘25).
•	In Q2 ’25, throughputs on own accounts at Eni’s refineries in Italy were 3.73 mmtonnes, up by 21% y-o-y reflecting higher volumes processed at the Sannazzaro, Milazzo and Taranto refineries due to lower planned shutdowns, despite an upset in a facility in Taranto which occurred in May and is expected to be resolved within the year. Throughputs outside Italy decreased by 3% compared to Q2 ’24, following lower volumes processed in Germany. In IH ’25, throughputs were stable in Italy, while reported an increase in the rest of World (up by 3%).

Chemicals

•	Sales of chemical products were 0.72 mmtonnes in Q2 ’25, a 5% decrease y-o-y due to lower demand and plant shutdown. In IH ‘25, sales amounted to 1.52 mmtonnes, representing a decrease of 6% from the comparative period.
•	Margins remained weak across the board as commodity prices did not recover feedstock and energy input expenses due to European headwinds, sluggish economic activity, and competitive pressures from players with better cost structures.

Results

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
4,932	Sales from operations	4,533	5,517	(18)	9,465	11,191	(15)
(334)	Proforma adjusted EBIT	(193)	(193)	-	(527)	(246)	..
(91)	Refining	(9)	29	..	(100)	144	..
9	of which: main JV/Associates	20	53	(62)	29	125	(77)
(243)	Chemicals	(184)	(222)	17	(427)	(390)	(9)
(459)	Operating profit (loss) of subsidiaries	(843)	(234)	..	(1,302)	(173)	..
31	Exclusion of inventory holding (gains) losses	396	28		427	(225)
85	Exclusion of special items	234	(40)		319	27
(343)	Adjusted operating profit (loss) of subsidiaries	(213)	(246)	13	(556)	(371)	(50)
(343)	Adjusted profit (loss) before taxes	(207)	(199)	(4)	(550)	(262)	..
(310)	Adjusted net profit (loss)	(197)	(147)	(34)	(507)	(184)	..
113	Capital expenditure	175	193	(9)	288	289	-

•	In Q2 ’25, the Refining business, including contribution from the ADNOC R&GT associate, was almost at breakeven, reducing compared to a positive Q2 ’24 result, reflecting weaker refining margins. On a sequential basis, with an improved trading environment, especially in June, the Refining results recovered meaningfully despite the upset in the above-mentioned asset. In IH ’25 the business reported a proforma adjusted loss of €100 mln, below the IH ’24 results driven by weaker refining margins.
•	The Chemical business, managed by Versalis, reported a proforma adjusted loss of €184 mln in Q2 ’25, €38 mln lower than the same year-ago quarter due to reduced oil-based feedstock expenses and as the restructuring program has begun to yield some benefits. The overall picture of the chemical sector remains weak, driven by macro headwinds and comparatively higher production costs in Europe vs. other geographies, which reduced the competitiveness of Versalis production with respect to US and Asian players in an oversupplied market. In IH ’25, proforma adjusted loss amounted to €427 mln (€390 mln loss in IH ’24) reflecting exceptionally adverse market conditions.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In June, Versalis, at the Mantua plant, started up the demonstration plant of Hoop® technology, for the chemical recycling of mixed plastic waste. This technology, complementary to mechanical recycling, allows the transformation of mixed plastic waste into raw material for the production of new plastic products.

Sustainability and other developments

The main achievements of the Group strategy aiming at improving the ESG performance of Eni’s industrial activities have been:

•	In April, Eni reached the financial close with the UK Government’s Department of Energy Security and Net Zero (DESNZ) for the Liverpool Bay CCS project, where Eni is the operator of the CO2 transport and storage system (T&S) of the HyNet industrial Cluster. The financial close allows the Liverpool Bay CCS project to move into the construction phase, unlocking key investments in supply chain contracts, the majority of which will be spent locally.
•	In May, Eni Foundation and Eni Natural Energies (ENE) Angola signed two Memorandums of Understanding (MoU) with the Angolan Ministry of Health. The first MoU includes a new pediatric healthcare initiative focused on strengthening neonatal and pediatric intensive care services. The second MoU concerns the development of a digital interface to improve coordination between hospitals in Luanda. Both projects aim to improve the quality of healthcare and accessibility for patients across the country.
•	In May, Eni signed an agreement to enter into a period of exclusivity with GIP (Global Infrastructure Partners) an investor affiliated with BlackRock private equity, finalized to complete due diligence and negotiations related to a possible sale of an interest of 49.99% awarding joint control to the investor related to Eni CCUS Holding, Eni’s company which includes and operates the HyNet and Bacton CCS projects in the UK, L10 in the Netherlands and also future rights to acquire the Ravenna project, in Italy. According to the final agreement under negotiation, in addition to the initial acquisition of a 49.99% stake in Eni CCUS Holding, GIP will support funding the development of Eni’s ongoing CCUS projects.
•	In the June 2025 review, Eni was listed in the FTSE4Good Developed stock market index for the nineteenth consecutive year. This confirms Eni’s position among the top 5 in the oil & gas sector.
•	In June, Eni in collaboration with Advanced Micro Devices (AMD), Hewlett Packard Enterprise (HPE), and the CINECA Consortium, with the support of Plug and Play, launched the "HPC Call4Innovators" initiative, offering startups, SMEs, academic institutions, and research centers direct access to HPC6’s supercomputing resources. This initiative will allow participants to test their computational models and collaborate with the Eni experts to significantly accelerate the development of decarbonization technologies and promote innovative computational methodologies applied to the energy transition.
•	In June, Eni started the first export of vegetable oil from Côte d'Ivoire, produced from rubber tree residues, in line with the company's decarbonization strategy and the sustainable development of local agricultural supply chains.
•	In June, Eni launched the first vegetable oil extraction plant in the Republic of the Congo in Loudima. The plant has a capacity of 30,000 tons per year of vegetable oil and its production will be destined to Enilive’s biorefineries, where it will be transformed into biofuel to help decarbonize transport sectors, as part of Eni’s sustainable mobility strategy.
•	In June, Eni Next and Azimut Group signed a collaboration agreement, under which Azimut will launch a new European Long Term Investment Fund (ELTIF) of venture capital, leveraging also Eni Next’s consulting and expertise on technological developments in the energy sector. The launch of the ELTIF is expected in September 2025 and the fund will support investments in the energy tech sector.
•	In July, Eni signed with Khazna Data Centers, a global leader in hyperscale digital infrastructure, the Heads of Terms (“HoT”) to set up a Joint Venture aimed at the development of an “AI Data Center Campus” with a total IT capacity of 500 MW in Ferrera Erbognone, Lombardy. The project is part of the strategic partnership between Italy and the United Arab Emirates launched in February 2025 aimed at installing an overall IT capacity of up to 1 GW in Italy.

Group results

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
22,565	Sales from operations	18,767	21,715	(14)	41,332	44,651	(7)
2,328	Operating profit (loss)	1,162	1,581	(27)	3,490	4,251	(18)
(14)	Exclusion of inventory holding (gains) losses	372	50	..	358	(6)	..
286	Exclusion of special items (a)	355	1,554	(77)	641	1,967	(67)
2,600	Adjusted operating profit (loss)	1,889	3,185	(41)	4,489	6,212	(28)
1,081	main JV/Associates adjusted EBIT	792	922	(14)	1,873	2,011	(7)
3,681	Proforma adjusted EBIT	2,681	4,107	(35)	6,362	8,223	(23)
3,308	E&P	2,422	3,591	(33)	5,730	6,983	(18)
473	Global Gas & LNG Portfolio (GGP) and Power	387	356	9	860	709	21
336	Enilive and Plenitude	262	278	(6)	598	704	(15)
(334)	Refining and Chemicals	(193)	(193)	-	(527)	(246)	..
(102)	Corporate, other activities and consolidation adjustments	(197)	75		(299)	73
2,749	Adjusted profit (loss) before taxes	2,200	3,418	(36)	4,949	6,544	(24)
1,453	Adjusted net profit (loss)	1,175	1,539	(24)	2,628	3,137	(16)
1,195	Net profit (loss)	561	695	(19)	1,756	1,932	(9)
1,172	Net profit (loss) attributable to Eni's shareholders	543	661	(18)	1,715	1,872	(8)
(10)	Exclusion of inventory holding (gains) losses	256	37	..	246	(4)	..
250	Exclusion of special items (a)	335	821	(59)	585	1,233	(53)
1,412	Adjusted net profit (loss) attributable to Eni's shareholders	1,134	1,519	(25)	2,546	3,101	(18)

(a) For further information see table "Breakdown of special items".

•	In Q2 ’25, the Group proforma adjusted EBIT of €2,681 mln was down by 35% compared to the year-ago quarter due to lower crude oil realized prices in the wake of a 20% decline in the price of the Brent benchmark and the EUR appreciation vs the USD (up 5% vs Q2 ’24) which negatively affected the performance of the E&P business, which nonetheless showed underlying improvements in connection with a better volume mix due to an increasing contribution of more valuable barrels and cost efficiencies. Other businesses performed more or less in line with the year-ago quarter. The comparative period result included a gain on the settlement of certain environmental claims with another Italian company at Italian industrial hubs where Eni took over as successor. The performance in the GGP and Power segment, up 9% from the year-ago quarter, was driven by the continuing value maximization of the gas portfolio and benefits relating to renegotiations/settlements. The Refining business was almost at breakeven (a loss of just €0.01 bln) while the Chemicals business on the backdrop of a continued downturn in the European sector, reported a loss of €0.18 bln, improving sequentially due to early effects of the ongoing restructuring plan. The performance of the transition-related satellites Enilive/Plenitude was in line with management’s expectations. In IH ‘25, the Group reported a proforma adjusted Ebit of €6,362 mln, down 23% compared to IH ’24, due to the same trends as in Q2 ‘25.
•	In Q2 ’25 adjusted profit before taxes was €2,200 mln, 36% lower than the Q2 ’24, reflecting the trend in the Group adjusted EBIT and lower net profits at Eni’s equity-accounted entities. In IH ‘25, the Group reported an adjusted profit before taxes of €4,949 mln, down 24% compared to IH ’24.
•	In Q2 ’25 adjusted net profit attributable to Eni’s shareholders of €1,134 mln was 25% lower than the Q2 ’24, as a result of the 36% reduction in adjusted profit before taxes. Group tax rate was 46.6% (55% in the year-ago quarter) driven by a better geographical mix of profits before taxes in E&P reflecting higher contribution from jurisdictions with lower-than-average tax rates also as result of portfolio rationalization. In IH ‘25, the Group reported an adjusted net profit attributable to Eni’s shareholders of €2,546 mln, down 18% compared to IH ’24.

Net borrowings and cash flow from operations

Q1		Q2			IH
2025	(€ million)	2025	2024	Change	2025	2024	Change
1,195	Net profit (loss)	561	695	(134)	1,756	1,932	(176)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,842	- depreciation, depletion and amortization and other non monetary items	1,716	2,991	(1,275)	3,558	4,899	(1,341)
	- net gains on disposal of assets	(6)	(165)	159	(6)	(184)	178
1,434	- dividends, interests and taxes	950	1,456	(506)	2,384	3,165	(781)
(984)	Changes in working capital related to operations	1,176	827	349	192	(1,038)	1,230
367	Dividends received by equity investments	512	546	(34)	879	1,104	(225)
(1,172)	Taxes paid	(1,058)	(1,483)	425	(2,230)	(2,819)	589
(297)	Interests (paid) received	(334)	(296)	(38)	(631)	(584)	(47)
2,385	Net cash provided by operating activities	3,517	4,571	(1,054)	5,902	6,475	(573)
(1,819)	Capital expenditure	(1,954)	(2,021)	67	(3,773)	(3,952)	179
(251)	Investments and acquisitions	(100)	(547)	447	(351)	(2,308)	1,957
1	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	83	399	(316)	84	627	(543)
100	Other cash flow related to investing activities	(275)	(33)	(242)	(175)	48	(223)
416	Free cash flow	1,271	2,369	(1,098)	1,687	890	797
(200)	Net cash inflow (outflow) related to financial activities	10	11	(1)	(190)	(120)	(70)
(1,007)	Changes in short and long-term financial debt	(317)	328	(645)	(1,324)	1,444	(2,768)
(375)	Repayment of lease liabilities	(300)	(362)	62	(675)	(671)	(4)
2,022	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(458)	(908)	450	1,564	(1,486)	3,050
191	Issue of perpetual hybrid bond and interest payment	(65)	(48)	(17)	126	(87)	213
(83)	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(121)	29	(150)	(204)	45	(249)
964	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	20	1,419	(1,399)	984	15	969
3,414	Adjusted net cash before changes in working capital at replacement cost	2,775	3,907	(1,132)	6,189	7,803	(1,614)
Q1		Q2			IH
2025	(€ million)	2025	2024	Change	2025	2024	Change
416	Free cash flow	1,271	2,369	(1,098)	1,687	890	797
(375)	Repayment of lease liabilities	(300)	(362)	62	(675)	(671)	(4)
	Net borrowings of acquired companies		309	(309)		(478)	478
(413)	Exchange differences on net borrowings and other changes	(312)	(591)	279	(725)	(721)	(4)
2,022	Dividends paid and changes in non-controlling interest and reserves	(458)	(908)	450	1,564	(1,486)	3,050
191	Issue of perpetual hybrid bond and interest payment	(65)	(48)	(17)	126	(87)	213
1,841	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	136	769	(633)	1,977	(2,553)	4,530
375	Repayment of lease liabilities	300	362	(62)	675	671	4
(123)	Inception of new leases and other changes	193	(289)	482	70	(676)	746
2,093	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	629	842	(213)	2,722	(2,558)	5,280

In the IH ’25, net cash provided by operating activities was €5,902 mln and included €879 mln of dividends received by Eni’s equity-accounted investments, mainly Azule Energy and Vår Energi. The amount of trade receivables discounted as part of non-recourse arrangements with financing institutions was ca. €0.4 bln higher than in the Q4 ’24 as part of the Group ongoing initiatives to optimize working capital requirements.

Adjusted net cash before changes in working capital at replacement cost was €6,189 mln in the IH ’25 (€2,775 mln in the Q2 ’25) and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing of timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margins, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis, decommissioning provisions related to the reconversion of uncompetitive plants in the transition scenario or to dismantle loss-making activities.

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q1		Q2			IH
2025	(€ million)	2025	2024	Change	2025	2024	Change
2,385	Net cash provided by operating activities	3,517	4,571	(1,054)	5,902	6,475	(573)
984	Changes in working capital related to operations	(1,176)	(827)	(349)	(192)	1,038	(1,230)
(25)	Exclusion of commodity derivatives	(28)	377	(405)	(53)	104	(157)
(14)	Exclusion of inventory holding (gains) losses	372	50	322	358	(6)	364
3,330	Net cash before changes in working capital at replacement cost	2,685	4,171	(1,486)	6,015	7,611	(1,596)
84	Extraordinary (gains) charges	90	(264)	354	174	192	(18)
3,414	Adjusted net cash before changes in working capital at replacement cost	2,775	3,907	(1,132)	6,189	7,803	(1,614)

In the IH ’25 organic capex was €3.9 bln (down 5% y-o-y) and excluded the share of capex that will be reimbursed upon closing of ongoing asset disposals. Net of organic capex, the free cash flow ante working capital was about €2.3 bln.

Cash outflows for acquisitions net of divestments were about €0.3 bln. Acquisitions related to the expansion of renewable generation capacity at Plenitude and to the development of the agri-business activity. Other cash flow relating to investing activities included a cash inflow upon a post-closing adjustment of the business combination with Ithaca Energy Plc (€0.12 bln). Financing cashflow includes proceeds from disposals of non-controlling interest in consolidated subsidiaries relating to a 30% investment of private equity fund KKR into Enilive for €3.6 bln and a second investment tranche (2.4%) of the EIP fund into Plenitude (€0.2 bln).

Net borrowings before IFRS 16 in the IH ‘25 decreased by around €2 bln as the adjusted operating cash flow (€6.2 bln) and cash inflow in equity in connection with the divestment of noncontrolling interests at Enilive and Plenitude subsidiaries (€3.8 bln) covered capex requirements of €3.9 bln, dividend payments to Eni’s shareholders and share repurchases of €2.2 bln (€1.5 bln of dividend payments and share repurchases of €0.7 bln), repayment of supplier financing agreements (€0.8 bln), as well as the repayment of lease liabilities and hybrid bond interest (€0.8 bln) and other changes (€0.2 bln).

Eni, following the authorization granted by the Shareholders' Meeting held on May 14, 2025, started a new share buy-back program, to be executed through April 2026, covering up to a total cash outlay of €1.5 bln. This amount may be increased up to a total maximum of €3.5 bln, in case of an upside in the scenario of the cash flow from operations.

As of July 18, 2025, around 32.2 mln shares have been purchased, for a cash outlay of €440 mln.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2024	Jun. 30, 2025	Change

Fixed assets
Property, plant and equipment	59,864	52,910	(6,954)
Right of use	5,822	5,275	(547)
Intangible assets	6,434	6,421	(13)
Inventories - Compulsory stock	1,595	1,379	(216)
Equity-accounted investments and other investments	15,545	14,224	(1,321)
Receivables financing and securities held for operating purposes	1,107	1,026	(81)
Net payables related to capital expenditure	(1,364)	(1,209)	155
	89,003	80,026	(8,977)
Net working capital
Inventories	6,259	5,798	(461)
Trade receivables	12,562	9,562	(3,000)
Trade payables	(15,170)	(12,378)	2,792
Net tax assets (liabilities)	144	(313)	(457)
Provisions	(15,774)	(14,433)	1,341
Other current assets and liabilities	(2,292)	(803)	1,489
	(14,271)	(12,567)	1,704
Provisions for employee benefits	(681)	(687)	(6)
Assets held for sale including related liabilities	225	2,539	2,314
CAPITAL EMPLOYED, NET	74,276	69,311	(4,965)

Eni's shareholders equity	52,785	49,738	(3,047)
Non-controlling interest	2,863	3,667	804
Shareholders' equity	55,648	53,405	(2,243)
Net borrowings before lease liabilities ex IFRS 16	12,175	10,198	(1,977)
Lease liabilities	6,453	5,708	(745)
Net borrowings after lease liabilities ex IFRS 16	18,628	15,906	(2,722)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	74,276	69,311	(4,965)
Leverage before lease liabilities ex IFRS 16	0.22	0.19
Leverage after lease liabilities ex IFRS 16	0.33	0.30
Gearing before lease liabilities ex IFRS 16	0.18	0.16
Gearing after lease liabilities ex IFRS 16	0.25	0.23

As of June 30, 2025, fixed assets (€80 bln) decreased by €9 bln from December 31, 2024, mainly due to negative exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.172, up 13% compared to 1.039 as of December 31, 2024) thus decreasing the euro book values of dollar-denominated assets. In the period, assets held for sale were recognized in connection with the pending disposal of noncontrolling interests in upstream operated assets in Côte d'Ivoire and Congo.

Shareholders’ equity (€53.4 bln) decreased by €2.2 bln from December 31, 2024, mainly due to negative foreign currency translation differences (about €6 bln) reflecting the depreciation of the USD vs. EUR, as well as shareholders remuneration of €2.2 bln (dividend distributions and share buy-back). These reductions were partly offset by net profit for the period (€1.8 bln) and the recognition through retained earnings of the positive difference between the book value of the noncontrolling interest in the subsidiary Enilive divested to a third party and the consideration received (circa €2.7 bln).

Non-controlling interests of €3.7 bln included: i) a minority participating interest acquired by the private equity fund KKR in the share capital of Enilive (€0.9 bln) as well as an increase by EIP fund in the interest in Plenitude to €0.7 bln; ii) a perpetual subordinated hybrid bond (€1.8 bln) issued by a Group subsidiary in 2024, classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders.

Net borrowings1F1F2 before lease liabilities as of June 30, 2025 of €10.2 bln was down by €2 bln from December 31, 2024.

Leverage2F2F3 – the ratio of net borrowings to total equity before IFRS 16 – was 19% on June 30, 2025. Considering the disposal transactions underway, particularly the proposed 20% investment by Ares private equity fund into Plenitude, the Group proforma leverage stands at 10%.

2 Details on net borrowings are furnished on page 27.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Special items

The breakdown of pre-tax special items recorded in operating profit by segment (net charges of €641 mln and €355 mln in IH ’25 and Q2 ’25, respectively) is as follows:

•	E&P: net charges of €443 mln in IH ’25 (€164 mln in Q2 ‘25) mainly relating to write-downs of oil&gas properties driven by alignment of a disposal group to its fair value (approximately €350 mln) as well as downward reserves revision at another oil asset;
•	GGP and Power: net gains of €517 mln in IH ’25 (€207 mln in Q2 ‘25) mainly relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be waived from fair value accounting under the own use exemption (€342 mln and €99 mln in IH ‘25 and Q2 ’25, respectively). The reclassification of the negative balance of €297 mln (€196 mln in Q2 ‘25) related to derivatives covering margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
•	Enilive and Plenitude: net charges of €334 mln (€118 mln in Q2 ‘25) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity (€293 mln and €85 mln in IH ‘25 and Q2 ‘25, respectively);
•	Refining and Chemicals: net charges of €319 mln (€234 mln in Q2 ‘25) mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€159 mln and €99 mln in IH ‘25 and Q2 ‘25, respectively), and environmental provision of €117 mln (€102 mln in Q2 ‘25).

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the second quarter and the first half of 2025 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first and second quarter of 2025, the first half of 2025 and for the second quarter and the first half of 2024. Information on the Company’s financial position relates to end of the periods as of June 30, 2025 and December 31, 2024.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2024 Annual Report on Form 20-F filed with the US SEC on April 4, 2025, which investors are urged to read.

The interim consolidated financial report as at June 30, 2025 prepared in accordance with Italian listing standards, subject to a limited review by the external auditors is due to be published in the first week of August.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and first half of 2025 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost (Adjusted net cash before changes in working capital at replacement cost)

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Second Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,495	585	83	(843)	(261)	103	1,162
Exclusion of inventory holding (gains) losses			61	396		(85)	372
Exclusion of special items:
environmental charges (expense recovered from third-parties)			6	102	55		163
impairment losses (impairment reversals), net	214		6	99	4		323
impairment of exploration projects
net gains on disposal of assets	(3)			(3)			(6)
risk provisions				16	1		17
provision for redundancy incentives	4			4	5		13
commodity derivatives	(27)	(99)	85	13			(28)
exchange rate differences and derivatives	(9)	(196)		6	1		(198)
other	(15)	88	21	(3)	(20)		71
Special items of operating profit (loss)	164	(207)	118	234	46		355
Adjusted operating profit (loss) of subsidiaries (a)	1,659	378	262	(213)	(215)	18	1,889
main JV/Associates adjusted EBIT (b)	763	9		20			792
Proforma adjusted EBIT (c)=(a)+(b)	2,422	387	262	(193)	(215)	18	2,681
Finance expenses and dividends of subsidiaries (d)	131	(4)	(12)	(5)	32		142
Finance expenses and dividends of main JV/associates (e)	(192)	2	(16)	(21)			(227)
Income taxes of main JV/associates (f)	(404)	(3)	(1)	12			(396)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	167	8	(17)	11			169
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	1,957	382	233	(207)	(183)	18	2,200
Income taxes (i)	(898)	(147)	(89)	10	103	(4)	(1,025)
Tax rate (%)							46.6
Adjusted net profit (loss) (j)=(h)+(i)	1,059	235	144	(197)	(80)	14	1,175
of which:
- Adjusted net profit (loss) of non-controlling interest							41
- Adjusted net profit (loss) attributable to Eni's shareholders							1,134
Reported net profit (loss) attributable to Eni's shareholders							543
Exclusion of inventory holding (gains) losses							256
Exclusion of special items							335
Adjusted net profit (loss) attributable to Eni's shareholders							1,134

(€ million)
Second Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,417	(566)	542	(234)	400	22	1,581
Exclusion of inventory holding (gains) losses			(2)	28		24	50
Exclusion of special items:
environmental charges	5		(3)	(134)	(385)		(517)
impairment losses (impairment reversals), net	1,297		9	121	8		1,435
impairment of exploration projects
net gains on disposal of assets			1	2	(1)		2
risk provisions	9				4		13
provision for redundancy incentives	5		2	5	4		16
commodity derivatives	(7)	659	(257)	(18)			377
exchange rate differences and derivatives	2	69	(1)	1	2		73
other	(30)	203	2	(17)	(3)		155
Special items of operating profit (loss)	1,281	931	(247)	(40)	(371)		1,554
Adjusted operating profit (loss) of subsidiaries (a)	2,698	365	293	(246)	29	46	3,185
main JV/Associates adjusted EBIT (b)	893	(9)	(15)	53			922
Proforma adjusted EBIT (c)=(a)+(b)	3,591	356	278	(193)	29	46	4,107
Finance expenses and dividends of subsidiaries (d)	(65)	(2)	(17)	10	(30)		(104)
Finance expenses and dividends of main JV/associates (e)	(90)	6	(9)	(26)			(119)
Income taxes of main JV/associates (f)	(499)	22	1	10			(466)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	304	19	(23)	37			337
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,937	382	253	(199)	(1)	46	3,418
Income taxes (i)	(1,614)	(181)	(101)	52	(25)	(10)	(1,879)
Tax rate (%)							55.0
Adjusted net profit (loss) (j)=(h)+(i)	1,323	201	152	(147)	(26)	36	1,539
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,519
Reported net profit (loss) attributable to Eni's shareholders							661
Exclusion of inventory holding (gains) losses							37
Exclusion of special items							821
Adjusted net profit (loss) attributable to Eni's shareholders							1,519

(€ million)
First Half 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	3,446	1,358	238	(1,302)	(539)	289	3,490
Exclusion of inventory holding (gains) losses			42	427		(111)	358
Exclusion of special items:
environmental charges (expense recovered from third-parties)	(2)		22	117	55		192
impairment losses (impairment reversals), net	469		5	159	8		641
impairment of exploration projects
net gains on disposal of assets	(3)			(3)			(6)
risk provisions				16	1		17
provision for redundancy incentives	9		1	7	17		34
commodity derivatives	(19)	(342)	293	15			(53)
exchange rate differences and derivatives	15	(297)	(1)	3	1		(279)
other	(26)	122	14	5	(20)		95
Special items of operating profit (loss)	443	(517)	334	319	62		641
Adjusted operating profit (loss) of subsidiaries (a)	3,889	841	614	(556)	(477)	178	4,489
main JV/Associates adjusted EBIT (b)	1,841	19	(16)	29			1,873
Proforma adjusted EBIT (c)=(a)+(b)	5,730	860	598	(527)	(477)	178	6,362
Finance expenses and dividends of subsidiaries (d)	29	(9)	(21)	(5)	(16)		(22)
Finance expenses and dividends of main JV/associates (e)	(322)	5	(27)	(41)			(385)
Income taxes of main JV/associates (f)	(1,024)	(4)	(1)	23			(1,006)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	495	20	(44)	11			482
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	4,413	852	549	(550)	(493)	178	4,949
Income taxes (i)	(2,041)	(310)	(185)	43	222	(50)	(2,321)
Tax rate (%)							46.9
Adjusted net profit (loss) (j)=(h)+(i)	2,372	542	364	(507)	(271)	128	2,628
of which:
- Adjusted net profit (loss) of non-controlling interest							82
- Adjusted net profit (loss) attributable to Eni's shareholders							2,546
Reported net profit (loss) attributable to Eni's shareholders							1,715
Exclusion of inventory holding (gains) losses							246
Exclusion of special items							585
Adjusted net profit (loss) attributable to Eni's shareholders							2,546

(€ million)
First Half 2024	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	3,745	(684)	1,146	(173)	237	(20)	4,251
Exclusion of inventory holding (gains) losses			7	(225)		212	(6)
Exclusion of special items:
environmental charges	2		4	(111)	(385)		(490)
impairment losses (impairment reversals), net	1,315		11	164	13		1,503
net gains on disposal of assets	(1)		1	2	(1)		1
risk provisions	9				4		13
provision for redundancy incentives	9		2	7	17		35
commodity derivatives	(37)	1,080	(440)	(16)			587
exchange rate differences and derivatives	(13)	107	(1)	9	2		104
other	69	183	(4)	(28)	(6)		214
Special items of operating profit (loss)	1,353	1,370	(427)	27	(356)		1,967
Adjusted operating profit (loss) of subsidiaries (a)	5,098	686	726	(371)	(119)	192	6,212
main JV/Associates adjusted EBIT (b)	1,885	23	(22)	125			2,011
Proforma adjusted EBIT (c)=(a)+(b)	6,983	709	704	(246)	(119)	192	8,223
Finance expenses and dividends of subsidiaries (d)	(176)	(4)	(25)	5	(116)		(316)
Finance expenses and dividends of main JV/associates (e)	(207)	10	(16)	(30)			(243)
Income taxes of main JV/associates (f)	(1,124)	(6)	1	9			(1,120)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	554	27	(37)	104			648
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	5,476	709	664	(262)	(235)	192	6,544
Income taxes (i)	(2,971)	(284)	(221)	78	44	(53)	(3,407)
Tax rate (%)							52.1
Adjusted net profit (loss) (j)=(h)+(i)	2,505	425	443	(184)	(191)	139	3,137
of which:
- Adjusted net profit (loss) of non-controlling interest							36
- Adjusted net profit (loss) attributable to Eni's shareholders							3,101
Reported net profit (loss) attributable to Eni's shareholders							1,872
Exclusion of inventory holding (gains) losses							(4)
Exclusion of special items							1,233
Adjusted net profit (loss) attributable to Eni's shareholders							3,101

(€ million)
First Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,951	773	155	(459)	(278)	186	2,328
Exclusion of inventory holding (gains) losses			(19)	31		(26)	(14)
Exclusion of special items:
environmental charges	(2)		16	15			29
impairment losses (impairment reversals), net	255		(1)	60	4		318
impairment of exploration projects
net gains on disposal of assets
risk provisions
provision for redundancy incentives	5		1	3	12		21
commodity derivatives	8	(243)	208	2			(25)
exchange rate differences and derivatives	24	(101)	(1)	(3)			(81)
other	(11)	34	(7)	8			24
Special items of operating profit (loss)	279	(310)	216	85	16		286
Adjusted operating profit (loss) of subsidiaries (a)	2,230	463	352	(343)	(262)	160	2,600
main JV/Associates adjusted EBIT (b)	1,078	10	(16)	9			1,081
Proforma adjusted EBIT (c)=(a)+(b)	3,308	473	336	(334)	(262)	160	3,681
Finance expenses and dividends of subsidiaries (d)	(102)	(5)	(9)		(48)		(164)
Finance expenses and dividends of main JV/associates (e)	(130)	3	(11)	(20)			(158)
Income taxes of main JV/associates (f)	(620)	(1)		11			(610)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	328	12	(27)				313
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,456	470	316	(343)	(310)	160	2,749
Income taxes (i)	(1,143)	(163)	(96)	33	119	(46)	(1,296)
Tax rate (%)							47.1
Adjusted net profit (loss) (j)=(h)+(i)	1,313	307	220	(310)	(191)	114	1,453
of which:
- Adjusted net profit (loss) of non-controlling interest							41
- Adjusted net profit (loss) attributable to Eni's shareholders							1,412
Reported net profit (loss) attributable to Eni's shareholders							1,172
Exclusion of inventory holding (gains) losses							(10)
Exclusion of special items							250
Adjusted net profit (loss) attributable to Eni's shareholders							1,412

Breakdown of special items

Q1		Q2		IH
2025	(€ million)	2025	2024	2025	2024
29	Environmental charges (expense recovered from third-parties)	163	(517)	192	(490)
318	Impairment losses (impairment reversals), net	323	1,435	641	1,503
	Net gains on disposal of assets	(6)	2	(6)	1
	Risk provisions	17	13	17	13
21	Provisions for redundancy incentives	13	16	34	35
(25)	Commodity derivatives	(28)	377	(53)	587
(81)	Exchange rate differences and derivatives	(198)	73	(279)	104
24	Other	71	155	95	214
286	Special items of operating profit (loss)	355	1,554	641	1,967
79	Net finance (income) expense	190	(87)	269	(117)
	of which:
81	- exchange rate differences and derivatives reclassified to operating profit (loss)	198	(73)	279	(104)
(32)	Net income (expense) from investments	(122)	(171)	(154)	(97)
(65)	Income taxes	(75)	(489)	(140)	(544)
268	Total special items of net profit (loss)	348	807	616	1,209
	attributable to:
250	- Eni's shareholders	335	821	585	1,233
18	- Non-controlling interest	13	(14)	31	(24)

Reconciliation of Group proforma adjusted EBIT

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
2,230	E&P adjusted Ebit of consolidated subsidiaries	1,659	2,698	(39)	3,889	5,098	(24)
1,078	main JV/Associates adjusted Ebit	763	893	(15)	1,841	1,885	(2)
3,308	E&P proforma adjusted Ebit	2,422	3,591	(33)	5,730	6,983	(18)
463	GGP and Power adjusted Ebit of consolidated subsidiaries	378	365	4	841	686	23
10	main JV/Associates adjusted Ebit	9	(9)	..	19	23	(17)
473	GGP and Power proforma adjusted Ebit	387	356	9	860	709	21
352	Enilive and Plenitude adjusted Ebit of consolidated subsidiaries	262	293	(11)	614	726	(15)
(16)	main JV/Associates adjusted Ebit		(15)	..	(16)	(22)	27
336	Enilive and Plenitude proforma adjusted Ebit	262	278	(6)	598	704	(15)
(343)	Refining and Chemicals adjusted Ebit of consolidated subsidiaries	(213)	(246)	13	(556)	(371)	(50)
9	main JV/Associates adjusted Ebit	20	53	(62)	29	125	(77)
(334)	Refining and Chemicals proforma adjusted Ebit	(193)	(193)	-	(527)	(246)	..
(262)	Other segments adjusted Ebit	(215)	29	..	(477)	(119)	..
160	Impact of unrealized intragroup profit elimination	18	46	(61)	178	192	(7)
3,681	Group proforma adjusted Ebit(a)	2,681	4,107	(35)	6,362	8,223	(23)

(a) Main JV/Associates are Vår Energi, Azule Energy, Ithaca, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Profit and loss reconciliation GAAP vs Non-GAAP

Second Quarter					2025	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,162	372	553	(198)	1,889	Operating profit	3,490	358	920	(279)	4,489
(161)		(8)	198	29	Finance income (expense)	(410)		(10)	279	(141)
404		(122)		282	Income (expense) from investments	755		(154)		601
(844)	(106)	(75)		(1,025)	Income taxes	(2,079)	(102)	(140)		(2,321)
561	266	348		1,175	Net profit	1,756	256	616		2,628
18	10	13		41	- Non-controlling interest	41	10	31		82
543	256	335		1,134	Net profit attributable to Eni's shareholders	1,715	246	585		2,546

Second Quarter					2024	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,581	50	1,481	73	3,185	Operating profit	4,251	(6)	1,863	104	6,212
(102)		(14)	(73)	(189)	Finance income (expense)	(318)		(13)	(104)	(435)
593		(171)		422	Income (expense) from investments	864		(97)		767
(1,377)	(13)	(489)		(1,879)	Income taxes	(2,865)	2	(544)		(3,407)
695	37	807		1,539	Net profit	1,932	(4)	1,209		3,137
34		(14)		20	- Non-controlling interest	60		(24)		36
661	37	821		1,519	Net profit attributable to Eni's shareholders	1,872	(4)	1,233		3,101

2025	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,328	(14)	367	(81)	2,600
Finance income (expense)	(249)		(2)	81	(170)
Income (expense) from investments	351		(32)		319
Income taxes	(1,235)	4	(65)		(1,296)
Net profit	1,195	(10)	268		1,453
- Non-controlling interest	23		18		41
Net profit attributable to Eni's shareholders	1,172	(10)	250		1,412

Analysis of Profit and Loss account items

Sales from operations

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
13,061	Exploration & Production	11,881	14,653	(19)	24,942	28,159	(11)
5,590	Global Gas & LNG Portfolio and Power	3,444	3,315	4	9,034	8,464	7
8,473	Enilive and Plenitude	6,662	7,391	(10)	15,135	15,936	(5)
4,932	Refining and Chemicals	4,533	5,517	(18)	9,465	11,191	(15)
469	Corporate and other activities	510	477	7	979	916	7
(9,960)	Consolidation adjustments	(8,263)	(9,638)	14	(18,223)	(20,015)	9
22,565		18,767	21,715	(14)	41,332	44,651	(7)

Operating expenses

Q1		Q2			IH
2025	(€ million)	2025	2024	% Ch.	2025	2024	% Ch.
17,760	Purchases, services and other	15,104	17,087	(12)	32,864	34,448	(5)
92	Impairment losses (impairment reversals) of trade and other receivables, net	58	25	..	150	76	97
870	Payroll and related costs	824	822	-	1,694	1,661	2
21	of which: provision for redundancy incentives and other	13	16	(19)	34	35	(3)
18,722		15,986	17,934	(11)	34,708	36,185	(4)

DD&A, impairments, reversals and write-off

Q1		Q2			IH
2025	(€ million)	2025	2024	var %	2025	2024	% Ch.
1,564	Exploration & Production	1,501	1,607	(7)	3,065	3,257	(6)
66	Global Gas & LNG Portfolio and Power	66	75	(12)	132	152	(13)
175	Enilive and Plenitude	188	175	7	363	339	7
70	- Enilive	75	71	6	145	137	6
105	- Plenitude	113	104	9	218	202	8
38	Refining and Chemicals	37	42	(12)	75	82	(9)
38	Corporate and other activities	39	37	5	77	72	7
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)	-	(16)	(16)
1,873	Total depreciation, depletion and amortization	1,823	1,928	(5)	3,696	3,886	(5)
318	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	323	1,435	(77)	641	1,503	(57)
2,191	Depreciation, depletion, amortization, impairments and reversals	2,146	3,363	(36)	4,337	5,389	(20)
(3)	Write-off of tangible and intangible assets	(10)	70	..	(13)	103
2,188		2,136	3,433	(38)	4,324	5,492	(21)

Income (expense) from investments

(€ million)
First Half 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	690	20	(48)	(7)	(6)	649
Dividends	66		2		32	100
Other income (expense), net	6	4			(4)	6
	762	24	(46)	(7)	22	755

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2024	Jun. 30, 2025	Change
Total debt	30,348	29,105	(1,243)
- Short-term debt	8,820	9,305	485
- Long-term debt	21,528	19,800	(1,728)
Cash and cash equivalents	(8,183)	(9,167)	(984)
Financial assets measured at fair value through profit or loss	(6,797)	(6,857)	(60)
Financing receivables held for non-operating purposes	(3,193)	(2,883)	310
Net borrowings before lease liabilities ex IFRS 16	12,175	10,198	(1,977)
Lease Liabilities	6,453	5,708	(745)
Net borrowings after lease liabilities ex IFRS 16	18,628	15,906	(2,722)
Shareholders' equity including non-controlling interest	55,648	53,405	(2,243)
Leverage before lease liability ex IFRS 16	0.22	0.19
Leverage after lease liability ex IFRS 16	0.33	0.30

Consolidated financial statements

BALANCE SHEET

(€ million)
	Jun. 30, 2025	Dec. 31, 2024
ASSETS
Current assets
Cash and cash equivalents	9,167	8,183
Financial assets measured at fair value through profit or loss	6,857	6,797
Other financial assets	572	1,085
Trade and other receivables	13,214	16,901
Inventories	5,798	6,259
Income tax assets	771	695
Other assets	4,458	3,662
	40,837	43,582
Non-current assets
Property, plant and equipment	52,910	59,864
Right of use assets	5,275	5,822
Intangible assets	6,421	6,434
Inventory - compulsory stock	1,379	1,595
Equity-accounted investments	12,864	14,150
Other investments	1,360	1,395
Other financial assets	3,337	3,215
Deferred tax assets	6,072	6,322
Income tax assets	124	129
Other assets	2,734	4,011
	92,476	102,937
Assets held for sale	2,897	420
TOTAL ASSETS	136,210	146,939
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,545	4,238
Current portion of long-term debt	4,760	4,582
Current portion of long-term lease liabilities	1,123	1,279
Trade and other payables	18,386	22,092
Income taxes payable	416	587
Other liabilities	5,268	5,049
	34,498	37,827
Non-current liabilities
Long-term debt	19,855	21,570
Long-term lease liabilities	4,585	5,174
Provisions for contingencies	14,433	15,774
Provisions for employee benefits	687	681
Deferred tax liabilities	5,212	5,581
Income taxes payable	28	40
Other liabilities	3,149	4,449
	47,949	53,269
Liabilities directly associated with assets held for sale	358	195
TOTAL LIABILITIES	82,805	91,291
Share capital	4,005	4,005
Retained earnings	35,430	32,552
Cumulative currency translation differences	2,266	8,081
Other reserves and equity instruments	7,957	8,406
Treasury shares	(1,635)	(2,883)
Net profit (loss)	1,715	2,624
Total Eni shareholders' equity	49,738	52,785
Non-controlling interest	3,667	2,863
TOTAL SHAREHOLDERS' EQUITY	53,405	55,648
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	136,210	146,939

GROUP PROFIT AND LOSS ACCOUNT

Q1		Q2		IH
2025	(€ million)	2025	2024	2025	2024
22,565	Sales from operations	18,767	21,715	41,332	44,651
399	Other income and revenues	355	1,342	754	1,575
22,964	Total revenues	19,122	23,057	42,086	46,226
(17,760)	Purchases, services and other	(15,104)	(17,087)	(32,864)	(34,448)
(92)	Impairment reversals (impairment losses) of trade and other receivables, net	(58)	(25)	(150)	(76)
(870)	Payroll and related costs	(824)	(822)	(1,694)	(1,661)
274	Other operating (expense) income	162	(109)	436	(298)
(1,873)	Depreciation, Depletion and Amortization	(1,823)	(1,928)	(3,696)	(3,886)
(318)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(323)	(1,435)	(641)	(1,503)
3	Write-off of tangible and intangible assets	10	(70)	13	(103)
2,328	OPERATING PROFIT (LOSS)	1,162	1,581	3,490	4,251
2,248	Finance income	3,113	1,391	5,361	2,830
(2,487)	Finance expense	(3,325)	(1,610)	(5,812)	(3,435)
57	Net finance income (expense) from financial assets measured at fair value through profit or loss	54	75	111	202
(67)	Derivative financial instruments	(3)	42	(70)	85
(249)	FINANCE INCOME (EXPENSE)	(161)	(102)	(410)	(318)
346	Share of profit (loss) of equity-accounted investments	303	350	649	611
5	Other gain (loss) from investments	101	243	106	253
351	INCOME (EXPENSE) FROM INVESTMENTS	404	593	755	864
2,430	PROFIT (LOSS) BEFORE INCOME TAXES	1,405	2,072	3,835	4,797
(1,235)	Income taxes	(844)	(1,377)	(2,079)	(2,865)
1,195	Net profit (loss)	561	695	1,756	1,932
	attributable to:
1,172	- Eni's shareholders	543	661	1,715	1,872
23	- Non-controlling interest	18	34	41	60

	Earnings per share (€ per share)
0.36	- basic	0.16	0.20	0.52	0.57
0.36	- diluted	0.16	0.19	0.52	0.56
	Weighted average number of shares outstanding (million)
3,062.7	- basic	3,049.7	3,191.4	3,056.2	3,196.3
3,126.0	- diluted	3,112.3	3,254.4	3,118.8	3,259.3

COMPREHENSIVE INCOME (LOSS)

	Q2		IH
(€ million)	2025	2024	2025	2024
Net profit (loss)	561	695	1,756	1,932
Items that are not reclassified to profit or loss in later periods	3	2	5	(3)
Remeasurements of defined benefit plans		8		8
Share of other comprehensive income on equity accounted entities		1		1
Change in the fair value of interests with effects on other comprehensive income	3	(6)	5	(11)
Taxation		(1)		(1)
Items that may be reclassified to profit in later periods	(3,833)	408	(5,519)	1,609
Currency translation differences	(3,974)	596	(6,063)	1,701
Change in the fair value of cash flow hedging derivatives	151	(170)	732	(64)
Share of other comprehensive income on equity-accounted entities	35	(65)	24	(46)
Taxation	(45)	47	(212)	18

Total other items of comprehensive income (loss)	(3,830)	410	(5,514)	1,606
Total comprehensive income (loss)	(3,269)	1,105	(3,758)	3,538
attributable to:
- Eni's shareholders	(3,123)	1,071	(3,549)	3,476
- Non-controlling interest	(146)	34	(209)	62

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2024		53,644
Total comprehensive income (loss)	3,538
Dividends paid to Eni's shareholders	(1,502)
Dividends distributed by consolidated subsidiaries	(50)
Plenitude operation- disposal to EIP	588
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(547)
Tax on hybrid bond coupon	25
Put option on Plenitude	(387)
Other changes	(3)
Total changes		1,575
Shareholders' equity at June 30, 2024		55,219
attributable to:
- Eni's shareholders		54,358
- Non-controlling interest		861
Shareholders' equity at January 1, 2025		55,648
Total comprehensive income (loss)	(3,758)
Dividends paid to Eni's shareholders	(1,528)
Dividends distributed by consolidated subsidiaries	(63)
Net purchase of treasury shares	(660)
Issue of perpetual hybrid bonds	1,500
Repurchase of perpetual hybrid bonds	(1,251)
Coupon of perpetual subordinated bonds	(105)
Taxes on disposal of Enilive and Plenitude	(26)
Taxes on hybrid bond coupon and costs	10
Plenitude operation - disposal to EIP	209
Put option on Plenitude	(139)
Enilive operation - disposal to KKR	3,569
Other changes	(1)
Total changes		(2,243)
Shareholders' equity at June 30, 2025		53,405
attributable to:
- Eni's shareholders		49,738
- Non-controlling interest		3,667

GROUP CASH FLOW STATEMENT

Q1		Q2		IH
2025	(€ million)	2025	2024	2025	2024
1,195	Net profit (loss)	561	695	1,756	1,932
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,873	Depreciation, depletion and amortization	1,823	1,928	3,696	3,886
318	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	323	1,435	641	1,503
(3)	Write-off of tangible and intangible assets	(10)	70	(13)	103
(346)	Share of (profit) loss of equity-accounted investments	(303)	(350)	(649)	(611)
	Gains on disposal of assets, net	(6)	(165)	(6)	(184)
	Dividend income	(100)	(76)	(100)	(85)
(108)	Interest income	(94)	(119)	(202)	(238)
307	Interest expense	300	274	607	623
1,235	Income taxes	844	1,377	2,079	2,865
(22)	Other changes	(103)	(28)	(125)	49
(984)	Cash flow from changes in working capital	1,176	827	192	(1,038)
439	- inventories	(38)	(466)	401	(450)
(213)	- trade receivables	2,868	2,224	2,655	2,457
(892)	- trade payables	(1,545)	(212)	(2,437)	(1,951)
(163)	- provisions for contingencies	(276)	(184)	(439)	(301)
(155)	- other assets and liabilities	167	(535)	12	(793)
22	Net change in the provisions for employee benefits	(14)	(64)	8	(31)
367	Dividends received	512	546	879	1,104
65	Interest received	52	70	117	170
(362)	Interest paid	(386)	(366)	(748)	(754)
(1,172)	Income taxes paid, net of tax receivables received	(1,058)	(1,483)	(2,230)	(2,819)
2,385	Net cash provided by operating activities	3,517	4,571	5,902	6,475
(2,102)	Cash flow from investing activities	(2,433)	(2,790)	(4,535)	(6,426)
(1,686)	- tangible assets	(2,021)	(1,901)	(3,707)	(3,721)
	- prepaid right of use		(3)		(3)
(133)	- intangible assets	(125)	(120)	(258)	(231)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired		(373)		(1,842)
(251)	- investments	(100)	(174)	(351)	(466)
(12)	- securities and financing receivables held for operating purposes	(23)	(20)	(35)	(49)
(20)	- change in payables in relation to investing activities	(164)	(199)	(184)	(114)
133	Cash flow from disposals	187	588	320	841
1	- tangible assets	65	3	66	213
	- intangible assets		2		2
	- investments	18	394	18	412
12	- securities and financing receivables held for operating purposes	4	(2)	16	20
120	- change in receivables in relation to disposals	100	191	220	194
(200)	Net change in receivables and securities not held for operating purposes	10	11	(190)	(120)
(2,169)	Net cash used in investing activities	(2,236)	(2,191)	(4,405)	(5,705)

GROUP CASH FLOW STATEMENT (continued)

Q1		Q2		IH
2025	(€ million)	2025	2024	2025	2024
1,498	Increase in long-term debt	2,223	2,070	3,721	3,300
(2,818)	Payment of long-term debt	(1,985)	(1,253)	(4,803)	(2,588)
(375)	Payment of lease liabilities	(300)	(362)	(675)	(671)
313	Increase (decrease) in short-term financial debt	(555)	(489)	(242)	732
(765)	Dividends paid to Eni's shareholders	(759)	(728)	(1,524)	(1,495)
(13)	Dividends paid to non-controlling interests	(20)	(14)	(33)	(29)
709	Net capital issuance from non-controlling interest		2	709	590
2,468	Disposal (acquisition) of additional interests in consolidated subsidiaries	601		3,069
(386)	Net purchase of treasury shares	(280)	(168)	(666)	(566)
231	Issue of perpetual hybrid bonds			231
9	Other contributions			9	14
(40)	Interest payment of perpetual hybrid bond	(65)	(48)	(105)	(87)
831	Net cash used in financing activities	(1,140)	(990)	(309)	(800)
(83)	Effect of exchange rate changes on cash and cash equivalents and other changes	(121)	29	(204)	45
964	Net increase (decrease) in cash and cash equivalents	20	1,419	984	15
8,183	Cash and cash equivalents - beginning of the period	9,147	8,801	8,183	10,205
9,147	Cash and cash equivalents - end of the period	9,167	10,220	9,167	10,220

Capital expenditure

Q1		Q2			IH
2025	(€ million)	2025	2024	var %	2025	2024	% Ch.
1,439	Exploration & Production	1,336	1,320	1	2,775	2,885	(4)
87	of which: - exploration	79	102	(23)	166	280	(41)
1,345	- oil & gas development	1,241	1,208	3	2,586	2,589	-
12	Global Gas & LNG Portfolio and Power	25	30	(17)	37	45	(18)
	- Global Gas & LNG Portfolio	9	4	..	9	5	80
12	- Power	16	26	(38)	28	40	(30)
177	Enilive and Plenitude	264	399	(34)	441	605	(27)
33	- Enilive	68	90	(24)	101	124	(19)
144	- Plenitude	196	309	(37)	340	481	(29)
113	Refining and Chemicals	175	193	(9)	288	289	-
74	- Refining	132	128	3	206	184	12
39	- Chemicals	43	65	(34)	82	105	(22)
100	Corporate and other activities	153	81	89	253	137	85
(22)	Impact of unrealized intragroup profit elimination	1	(2)	..	(21)	(9)	..
1,819	Capital expenditure (a)	1,954	2,021	(3)	3,773	3,952	(5)

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€327 mln and €784 mln in the second quarter 2025 and 2024, respectively, €753 mln and €1,056 mln in the first half 2025 and the first half 2024, respectively and €426 mln in the first quarter 2025).

In the IH ’25, capital expenditure amounted to €3,773 mln (€3,952 mln in the IH ’24) decreasing by 5% y-o-y, in particular:

• in the Exploration & Production, capital expenditure (€2,775 mln) was mainly related to oil&gas development activities in particular in the United Arab Emirates, Indonesia, Libya, Egypt, Italy and Congo;

• in the Enilive and Plenitude segment, Plenitude’s capital expenditure (€340 mln) mainly related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€101 mln) were mainly related to biorefineries and marketing activity in Italy and in the rest of Europe, regulation compliance and stay-in-business initiatives in the retail network, as well as HSE initiatives;

• in the Refining and Chemicals segment mainly related to traditional refining in Italy (€206 mln) relating to the new Livorno biorefinery, maintenance and stay-in-business and in the chemical business (€82 mln) to circular economy and asset integrity;

• in the Corporate and other activities mainly related to the CCUS and agri-business projects (€182 mln).

Exploration & Production

Q1			Q2		IH
2025			2025	2024	2025	2024
72	Italy	(kboe/d)	65	64	69	65
238	Rest of Europe		243	248	240	258
527	North Africa		515	613	521	608
322	Sub-Saharan Africa		336	300	329	302
175	Kazakhstan		161	156	168	160
196	Rest of Asia		208	197	203	201
116	Americas		132	131	124	129
1	Australia and Oceania		8	3	4	3
1,647	Production of oil and natural gas (a)(b)		1,668	1,712	1,658	1,726
431	- of which Joint Ventures and associates		432	391	432	392
133	Production sold (a)	(mmboe)	136	146	269	288

PRODUCTION OF LIQUIDS BY REGION
Q1			Q2		IH
2025			2025	2024	2025	2024
26	Italy	(kbbl/d)	26	26	26	27
140	Rest of Europe		150	135	145	139
170	North Africa		173	183	171	182
182	Sub-Saharan Africa		194	168	188	174
120	Kazakhstan		115	112	118	113
93	Rest of Asia		99	87	96	89
55	Americas		68	66	61	63
-	Australia and Oceania		-	-	-	-
786	Production of liquids		825	777	805	787
228	- of which Joint Ventures and associates		238	209	233	212

PRODUCTION OF NATURAL GAS BY REGION
Q1			Q2		IH
2025			2025	2024	2025	2024
239	Italy	(mmcf/d)	208	197	223	200
514	Rest of Europe		487	592	500	624
1,870	North Africa		1,786	2,252	1,828	2,226
728	Sub-Saharan Africa		745	688	736	669
285	Kazakhstan		240	229	263	247
541	Rest of Asia		571	572	556	588
320	Americas		338	343	329	342
5	Australia and Oceania		40	15.0	23	16
4,502	Production of natural gas		4,415	4,888	4,458	4,912
1,064	- of which Joint Ventures and associates		1,019	953	1,041	944

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (133 and 125 kboe/d in the second quarter of 2025 and 2024, respectively, 132 and 125 kboe/d in the first half of 2025 and 2024, respectively, and 132 kboe/d in the first quarter of 2025).

Sustainability performance

		First Half	Full Year
		2025	2024
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.48	0.67
Direct GHG emissions (Scope 1)	(mmtonnes CO2 eq.)	9.5	21.2
Direct methane emissions (Scope 1)	(ktonnes CH4)	8.3	16.0
Volumes of hydrocarbon sent to routine flaring	(billion Sm3)	0.0	0.1
Volume of oil spills due to sabotage (>1 barrel)	(bbl)	0.0	2,140
Volume of operational oil spills (>1 barrel)		11	675
Re-injected production water	(%)	55	51

KPIs refer to 100% of the operated assets, consolidated and unconsolidated.

•	TRIR (Total recordable injury rate) of the workforce reflects a better trend in events involving both employees and contractors (34 events in the IH 2025 vs. 48 in the IH 2024). In the six months no fatalities occurred or accidents resulting in inability.
•	Direct GHG emissions (Scope 1): the trend reported in the IH 2025 was in line with Eni’s commitment in the decarbonization path, benefitting from the upstream portfolio optimization.
•	Volume of operational oil spills decreased and are related to three events. In the six months any sabotage incidents occurred.
•	Re-injected production water: increased compared to FY ‘24, mainly due to higher volumes from operations mainly in Turkmenistan and Mexico, as well as lower total volume of water from operations.